Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA Email & EDGAR

December 4, 2015

Alberto H. Zapata
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:       Lincoln National Variable Annuity Account H
Post-Effective Amendment No. 16
File No. 333-170695

Dear Mr. Zapata:

This letter is in response to your comments of November 19, 2015.

1.	Expense Table
a.
Include a guaranteed maximum charge or provide the legal basis for not including the guaranteed maximum charge for the Extension Benefit and Optional Non-Forfeiture Benefit charge. Also why does it say guaranteed minimum charge under non-forfeiture charge? See Form N4 Instruction item 3a.

b.	Extension Benefit and Optional Non-Forfeiture Benefit charge – why does it say applies to contractowners ages 70-74?
c.
Please pare down number of footnotes to show only variations in the charges. Remove all other discussions. Consider making similar changes to other registration statements (where applicable) for next annual update. See N-4 Instruction 5 item 3a.

Response:

a.	The Extension Benefit and Optional Non-Forfeiture Benefit do not have a guaranteed maximum charge, so those fields have been removed from the expense table.

b.
It is our understanding that the highest charge for each benefit has to be reflected on the Expense Table. The charges for the Extension Benefit and the Optional Non-Forfeiture Benefit vary, based on the age of the contract owner on contract issue date. The highest charge for these benefits is the charge for the 70-74 year-old age band. We feel it could be misleading to younger contract owners if we don’t qualify the charge by listing the applicable age band.

c.	The footnotes have been pared down to show only variations in the charges.

2.	Examples
Please include the final numbers in response to these comments.
Response:
The final numbers have been added.

3.	What are the charges for the LTC Rider? (pg. 12)
Please list the actual charges in this paragraph.

Response: The disclosure has been revised accordingly. Because certain of the charges are age-banded and presented in tables, we feel it would add undue length and repetition to this section. In the alternative, we have added cross references to sections of the supplement where the charges are listed.

4.	What if I decide to terminate the LTC Rider? (pgs. 12-13)
Please list the actual charge for the Optional Nonforfeiture Benefit in this paragraph (top of page

Response: Because Optional Nonforfeiture charge is age-banded and presented in a table, we feel it would add undue length and repetition to this section. In the alternative, we have added cross references to sections of the supplement where the charges are listed.

5.	Roadmap of Important LTC Concepts (pg. 19)
Please consider revising the seventh sentence of the paragraph to say: “The LTC Guaranteed Amount is equal to the Acceleration Benefit, or if the Growth Benefit is also elected, the total of the Acceleration Benefit plus the Growth Benefit.” To the extent this sentence appears elsewhere, please make corresponding changes.

Response:
This sentence has been revised accordingly. We did not find the sentence or similar language repeated anywhere else in the supplement.

6.	General comment
Please consider whether a Plain English synopsis is warranted to provide an overview of the rider in the prospectus.

Response: There will be a synopsis in the prospectus that is very similar to the “Overview” section of the supplement.

7.	Financial Statements, Exhibits, and Other Information
Please provide any financial statements, exhibits, consents, and other required disclosure not included in the next post-effective amendment.

Response:
All required financial statements, exhibits, consents and other disclosure will be filed with the next post-effective amendment.

8.	Tandy Representations
In regards to the referenced filing, The Lincoln National Life Insurance Company and Lincoln National Variable Annuity Account H (together “Lincoln”) acknowledge the following:

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing;

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition to the changes mentioned above, we have revised language on pages 34 and 35 that is specific to the state of California to meet with California state filing requirements.

Please call me at 860-466-1222 with any questions or additional comments.

Sincerely,

DESCRIPTION OF CHANGES

The addition of the LTC Rider to your contract results in the following changes that are incorporated into the specified sections of your prospectus.

Expense Tables – Table A: The Lincoln Long-Term CareSM Advantage rider charges are added to Table A under Optional Living Benefit Rider Charges:

	Single Life	Joint Life
Lincoln Long-Term CareSM Advantage:
Acceleration Benefit Charge 1
Guaranteed Maximum Charge Level Benefit or Growth Benefit………..………	1.50%	N/A
Current Charge Level Benefit ……...……………………………………….……..	0.35%	N/A
Current Charge Growth Benefit …………………………………………………….	0.50%	N/A
Extension Benefit Charge 2

Current Charge (Contractowners ages 70-74) …………………………...………	0.76%	N/A
Optional Nonforfeiture Benefit Charge 3

Current Charge (Contractowners ages 70-74) ………………………………….…	0.13%	N/A

1 The Acceleration Benefit Charge percentage rate is assessed against the LTC Guaranteed Amount as of the date the charge is deducted , up to the maximum allowable charge of 1.50% of the LTC Guaranteed Amount . The Acceleration Benefit Charge percentage rates are different for the Level Benefit and Growth Benefit. . See Charges and Other Deductions – Rider Charges – Lincoln Long-Term CareSM Advantage Charges for additional information.

2 The Extension Benefit Charge percentage rate is assessed against the Extension Benefit as of the date the charge is deducted. The charge varies based upon your age as of the contract date. There is no maximum guaranteed charge for the Extension Benefit. The current Extension Benefit Charge percentage rate may increase after the contract date subject to prior state regulatory approval, although it will be increased for all Contractowners in the same class as determined in a nondiscriminatory manner. The highest current percentage charge will be 0.68% (0.17% quarterly) for contracts issued in the following states: AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI, MO, MS, MT, NC, ND, NE, NM, OK, OR, RI, SC, SD, WV, WY. For all other states, the highest the percentage charge will be 0.76% (0.19% quarterly). See Charges and Other Deductions – Rider Charges – Lincoln Long-Term CareSM Advantage Charges for additional information.

3 The Optional Nonforfeiture Benefit Charge percentage rate is assessed against the Extension Benefit as of the date the charge is deducted. The charge varies based upon your age as of the contract date. There is no maximum guaranteed charge for the Optional Nonforfeiture Benefit. The current Optional Nonforfeiture Benefit Charge percentage rate may increase after the contract date subject to prior state regulatory approval, although it will be the same for all Contractowners in the same class as determined in a nondiscriminatory manner. The highest current percentage charge will be 0.13% (0.0325% quarterly) for the state of California, and 0.11% (0.0275% quarterly) for contracts issued in the following states: AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI, MO, MS, MT, NC, ND, NE, NM, OK, OR, RI, SC, SD, WV, WY. For all other states, the highest percentage charge will be 0.12% (0.03% quarterly). See Charges and Other Deductions – Rider Charges – Lincoln Long-Term CareSM Advantage Charges for additional information.

Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include Contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses. The Examples have been calculated using the fees and expenses of the funds prior to the application of any contractual waivers and/or reimbursements.

The Examples assume you have purchased the LTC Rider and have elected either the Growth Benefit option or the Level Benefit option. The Example also assumes that you are age 69 (Growth Benefit option) or age 74 (Level Benefit option) and invest $10,000 in the contract for the time periods indicated. The Examples assume a 5% return each year, the maximum fees and expenses of any of the funds, election of the Optional Nonforfeiture provision, and that EGMDB Death Benefit is in effect. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1)	If you surrender your contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Growth Benefit Option
Signature 1……………………………	$1,279	$2,329	$3,369	$5,671
Signature 2…………………………….	$1,313	$2,428	$3,026	$5,948
Level Benefit Option
Signature 1……………………………	$1,328	$2,473	$3,601	$6,093
Signature 2…………………………….	$1,363	$2,571	$3,256	$6,362

2)	If you annuitize or do not surrender your contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Growth Benefit Option
Signature 1……………………………	$579	$1,729	$2,869	$5,671
Signature 2…………………………….	$613	$1,828	$3,026	$5,948
Level Benefit Option
Signature 1……………………………	$628	$1,873	$3,101	$6,093
Signature 2…………………………….	$663	$1,971	$3,256	$6,362

For more information, see “Charges and Other Deductions” in your prospectus and “LTC Charges” in this supplement. Premium taxes may also apply, although they do not appear in the examples. The examples do not include persistency credits (discussed in your prospectus). Different fees and expenses not reflected in the examples may be imposed during a period in which annuity payouts are made. See “Annuity Payouts” in your prospectus.  These examples should not be considered a representation of past or future expenses.

Summary of Common Questions – The following paragraph is added to the Summary of Common Questions:

What is Lincoln Long-Term CareSM Advantage? The Lincoln Long-Term CareSM Advantage rider (or “LTC rider”) is a qualified long-term care rider that provides a way to manage the be an “Excess Withdrawal.” This means if the LTC Guaranteed Amount is greater than or equal to the Contract Value on any contract anniversary, any withdrawal will be an Excess Withdrawal.

Excess Withdrawals will result in proportional reductions to all LTC Benefits by the same percentage that the Excess Withdrawal reduces the Contract Value. Excess Withdrawals may result in significant reductions of benefits under the LTC Rider and/or its termination. Accordingly, if you think that you may need to access your Contract Value through withdrawals, the LTC Rider may not be a good investment for you.

To further explain the application of this limitation to withdrawals, if you have not purchased the Growth Benefit option, you may be able to make Conforming Withdrawals if your Contract Value has grown above your Purchase Payments. However, accessing more than modest amounts (i.e., more than 5%) of those investment gains could have a significant negative impact on your LTC Benefits. If you elect the Growth Benefit option, on the other hand, you will not be able to make any Conforming Withdrawals and all withdrawals will be Excess Withdrawals that negatively impact your LTC Benefits. In addition, since Excess Withdrawals result in proportional reductions to all LTC Benefits, your LTC Benefits may be reduced by more than dollar for dollar when those benefits exceed the Contract Value. If you reach age 76 or the maximum LTC Guaranteed Amount limit of $800,000, however, you may be able to then begin making Conforming Withdrawals if your Contract Value exceeds the LTC Guaranteed Amount on the immediately preceding contract anniversary because the Growth Benefit no longer increases after this time. This maximum LTC Guaranteed Amount includes the combined LTC Guaranteed Amounts of all Lincoln Life variable annuity contracts (or contracts issued by our affiliates) owned by you.

If the LTC Guaranteed Amount is equal to or greater than your Contract Value on a contract anniversary, any withdrawal in that Contract Year will not be a Conforming Withdrawal. Any Excess Withdrawal that reduces the Contract Value to zero will terminate the LTC Rider and the only LTC Benefit that you may receive will be the Optional Nonforfeiture Benefit, if elected. See the Withdrawals section later in this discussion.

Are there any restrictions on how I invest my money if I purchase the LTC Rider? By purchasing the LTC Rider, you will be limited in how you can invest in the Subaccounts and the fixed account. Specifically, you may invest only pursuant to Investment Requirements as described in the prospectus. The Subaccounts eligible for investment are designed for steadier, but potentially more modest, investment performance than you may otherwise receive by investing in Subaccounts with more aggressive investment objectives. The fixed account will be available to you for dollar-cost averaging purposes only. When we determine you are eligible to receive LTC Benefits, we will move Contract Value equal to the LTC Guaranteed Amount into the LTC Fixed Account from which we will make Acceleration Benefit payments and, if elected, Growth Benefit payments. Accordingly, after that point, such transferred amounts will not participate in market performance, but will accrue interest.

What are the charges for the LTC Rider? While the LTC Rider is in effect, there is a charge that is deducted from the Contract Value on a quarterly basis (the “LTC Charge”). The LTC Charge consists of the sum of three charges: the Acceleration Benefit Charge, the Extension Benefit Charge, and the Optional Nonforfeiture Benefit Charge (if elected). The current annual percentage rate for the Acceleration Benefit Charge is 0.50% of the LTC Guaranteed Amount under the Growth Benefit option and 0.35% of the LTC Guaranteed Amount under the Level Benefit option. The annual percentage rate may change at any time and will never exceed the guaranteed maximum annual percentage rate of 1.50% of the LTC Guaranteed Amount. The Extension of Benefit Charge and the Optional Nonforfeiture Benefit Charge annual percentage rates are based upon your age as of the contract date. Please see the Charges and Other Deductions section of this supplement for more information on the age bands and percentage rates.   LTC Charge will be higher if you choose the Growth Benefit option because the Acceleration Benefit Charge percentage rate is higher for the Growth Benefit option than it is without it, and because the LTC Guaranteed Amount may also be higher if there is contract growth. The Extension Benefit Charge and the Optional Nonforfeiture Benefit Charge do not have guaranteed maximum annual percentage rates and may change at any time, subject to state regulatory approval. For more information, please see Expense Tables and Charges and Other Deductions – Rider Charges – Long-Term CareSM Advantage Charges.

Will I pay a surrender charge on LTC Benefit payments? LTC Benefit payments are not subject to any surrender charge. However, LTC Benefit payments will count against the contract’s free withdrawal provision, which may impact whether surrender charges are applied to other withdrawals.

Can I add the LTC Rider to an existing contract? The LTC Rider may only be purchased at the time the contract is issued and is not available if you have already purchased a contract. The availability and certain options and features of the LTC Rider will depend upon your state’s approval, and may not be available in some states. Check with your registered representative regarding the availability of the LTC Rider.

What if I decide to terminate the LTC Rider? The LTC Rider provides a nonforfeiture benefit if you terminate the LTC Rider in certain circumstances. There is a nonforfeiture benefit, called the “Contingent Nonforfeiture Benefit,” provided without charge that pays a reduced long-term care insurance benefit if you terminate the LTC Rider due to a specified increase of the charge for the Extension Benefit and/or the Optional Nonforfeiture Benefit if elected. You may also choose to add an enhanced nonforfeiture benefit, called the “Optional Nonforfeiture Benefit,” for an additional charge that pays a reduced long-term care insurance benefit if you terminate the LTC Rider for any reason after three years. The Optional Nonforfeiture Benefit Charge annual percentage rate is based upon your age as of the contract date. Please see the Charges and Other Deductions section of this supplement for more information on the age bands and percentage rates.   The only difference between the two nonforfeiture benefits is the circumstances under which you may terminate the LTC Rider to receive the benefit. Under either nonforfeiture benefit you may receive an amount equal to the greater of one month’s maximum monthly benefit or an amount equal to the sum of all Extension Benefit Charges and Optional Nonforfeiture Benefit Charges paid minus the amount of any Extension Benefits paid prior to the LTC Rider’s termination. Termination of the LTC Rider does not terminate the underlying contract.

What are the risks associated with the LTC Rider? Some of the principal risks associated with the LTC Rider are:
•	You may never need long-term care. Thus, you may pay for a feature from which you never realize any benefits.
•
Even if you need long-term care, you may not qualify for LTC Benefits under the LTC Rider, or the LTC Benefits you receive may not cover all of the long-term expenses you incur since the maximum amount of LTC Benefit you may receive with the Growth Benefit is capped at $22,222 per month and $16,666 per month without the Growth Benefit, assuming you wait until after the fifth contract anniversary to receive LTC Benefits.

•
You may die before you obtain all the LTC Benefit payments to which you would otherwise be entitled. Remaining LTC Benefit payments that would have otherwise been payable, do not increase the amount paid on your death.

•
Your ability to withdraw Contract Value without substantially and irrevocably reducing your LTC Benefits will be limited. Accordingly, you should not purchase the LTC Rider if you anticipate taking withdrawals or needing more than limited access to your Contract Value. In general, if you elect the Growth Benefit option, you will not be able to make any withdrawals without permanently reducing your LTC Benefits. If you do not purchase the Growth Benefit, you will be able to make withdraws of up to 5% of the excess of your Contract Value over the LTC Guaranteed Amount annually without impacting your LTC Benefits. That restriction will exist until LTC Benefit payments are complete or the LTC Rider otherwise terminates.

•
If you take LTC Benefit payments before the fifth contract anniversary, your monthly payments will be smaller and it will take you longer to receive the full amount of LTC Benefits than if you begin taking LTC Benefit payments after the fifth contract anniversary.

•	Even if you would otherwise be able to qualify for LTC Benefits, you may fail to file required forms or documentation and have your benefit denied or revoked.
•	Your variable Subaccount investments will be restricted to certain Subaccounts and in certain percentages if you purchase the LTC Rider; the Subaccounts are designed for steadier, but above. Failure to notify us that you no longer meet the eligibility criteria may result in an overpayment. In the event we make an overpayment to you, we will notify you and request repayment. An overpayment could be made under an existing Request for Benefits after a Covered Life is no longer eligible to receive benefits or as a result of an administrative error in processing a request for benefits. If you receive an overpayment, it is your responsibility to return the amount of the overpayment within 60 days of our request. If you do not return the overpayment within 60 days of our request, we will deduct the amount of the overpayment from your future LTC Benefits, if any, or otherwise from any withdrawals, cash surrender, or Death Benefit proceeds.

Determining LTC Benefits

General Summary of LTC Benefits

Before delving into a more detailed discussion, we want to provide you with an overview of the basic choices you have relating to the LTC Rider, as well as a brief roadmap of the general concepts that impact your LTC Benefits.

Choices Under the LTC Rider. The amount of LTC Benefits that you may receive under the LTC Rider is dependent upon several choices that you make.

•
You will decide how much money to invest in the contract in order to fund the LTC Rider. The amount of the initial Purchase Payment and of any subsequent Purchase Payments made in the first 90 days after the contract date will determine the amount of Acceleration Benefits and Extension Benefits you may receive.

•	You will also choose whether you would like the opportunity to grow the LTC Benefits by choosing, for a higher charge, the Growth Benefit option.

•
You will choose whether to purchase for an additional cost the Optional Nonforfeiture Benefit option which provides an LTC Benefit if you terminate the LTC Rider under certain circumstances after the 3rd contract anniversary.

•
Once you are eligible to receive LTC Benefits, you will decide when and in what amounts up to certain limits you would like to receive monthly LTC Benefit payments. As long as you have met the conditions described earlier in this discussion (Eligibility for LTC Benefits), you may use the LTC Benefit payments for any purpose and may receive more than your actual expenses for LTC Services.

Roadmap of Important LTC Concepts. There are certain important features of the LTC Rider you need to understand. The following section summarizes these features.

As described above, there are two primary LTC Benefits: the Acceleration Benefit and the Extension Benefit. There is also an additional optional LTC Benefit – the Growth Benefit – that is available for an additional charge. The Acceleration and Growth Benefits are calculated based on the LTC Guaranteed Amount. The initial Extension Benefit is calculated based on the initial Acceleration Benefit and will be double the dollar amount of the Acceleration Benefit. The LTC Guaranteed Amount is also important as it affects the charges you pay for the LTC Rider. See “LTC Charges” for additional information. The LTC Guaranteed Amount is equal to the Acceleration Benefit , or, if the Growth Benefit is also elected , the total of the Acceleration Benefit plus the Growth Benefit . However, you should understand that the LTC Guaranteed Amount is not available to you as a lump sum withdrawal or as a Death Benefit. See the discussion following this chart for a more detailed discussion of each LTC Benefit.

•	one month’s Maximum Monthly Level Benefit in effect on the date that the LTC Rider is terminated; or
•
an amount equal to the sum of all Extension Benefit Charges and Optional Nonforfeiture Benefit Charges paid for the LTC Rider minus any Extension Benefits paid prior to the date the LTC Rider is terminated.

In the state of California, for the Nonforfeiture Benefit amount is the greater of:
•	the Maximum Monthly Level Benefit in effect on the date that the Contractowner fully surrendered or annuitized the contract , multiplied by either; or
o	1, if the contract is fully surrendered or annuitized prior to the 10th rider date anniversary; or
o	3 , if the contract is fully surrendered or annuitized on or after the 10th rider date anniversary.
•
an amount equal to the sum of all Extension Benefit Charges and Optional Nonforfeiture Benefit Charges paid for the LTC Rider minus any Extension Benefits paid prior to the date the Contractowner fully surrendered or annuitized the contract .

Payments of the Nonforfeiture Benefit Amount are made only after the seventh contract anniversary and after the conditions set forth below are met. Payment of the Nonforfeiture Benefit Amount is subject to the benefit eligibility and deductible period requirements described in the Establishing Benefit Eligibility section. Nonforfeiture Benefit Amount payments must be requested as described in the Requesting LTC Benefits section. Nonforfeiture Benefit Amount payments will be payable monthly up to the Maximum Monthly Level Benefit amount in effect on the date that the LTC Rider is terminated.

Once the Nonforfeiture Benefit provision is effective, it will remain effective until the earlier of the death of the Covered Life or the date the total Nonforfeiture Benefit Amounts have been fully paid out. Upon the death of the Covered Life, the Nonforfeiture Benefit terminates. The Nonforfeiture Benefit Amount will not exceed the remaining amount of Extension Benefits that would have been paid if the LTC Rider had remained in force.

Contingent Nonforfeiture Benefit. The Contingent Nonforfeiture Benefit is provided at no charge on all LTC Riders. The Contingent Nonforfeiture Benefit will pay you the Nonforfeiture Benefit Amount if both of the following conditions are met:
•	the Extension Benefit Charge rate and/or Optional Nonforfeiture Benefit Charge rate, if elected, has increased by more than a specified percentage over the initial charge; and
•	you surrender your contract or elect to terminate the LTC Rider within 120 days after the Extension Benefit Charge rate and/or Optional Nonforfeiture Benefit Charge rate, if elected, is increased.

The specified percentage of change to the Extension Benefit Charge that will trigger the availability of Contingent Nonforfeiture Benefit is determined by your age as of the contract date. The specified percentages are as follows:

Age on Contract Date	Percent Over Initial Extension Benefit Charge	Age	Percent Over Initial Extension Benefit Charge
45 – 49	130%	66	48%
50 – 54	110%	67	46%
55 – 59	90%	68	44%
60	70%	69	42%